June 26, 2013

Via EDGAR Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

RE:	Aratana Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-187372

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Eastern Time) on June 26, 2013, or as soon thereafter as is practicable.

In connection with the above-referenced Registration Statement, we wish to advise you that during the period from May 28, 2013 to the date of this letter, 3,299 copies of the Preliminary Prospectus have been distributed as follows: 784 to prospective institutional investors; 2,410 to prospective individual investors; and 105 to prospective underwriters, prospective dealers, rating agencies and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name: Title:	Keith Lister Managing Director

LAZARD CAPITAL MARKETS LLC

By:	/s/ Andy Laszlo
Name: Title:	Andy Laszlo Managing Director

Acting on behalf of themselves and as the Representatives of the several Underwriters